UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                               SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                K2 DESIGN, INC.
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)


                                  482731 10 6
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482731 10 6                                13G			Page 2 of 19

1             NAME OF REPORTING PERSON

              Matthew G. de Ganon

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                       (a) <checkbox>
                                                                                       (b) <box>
3             SEC USE ONLY


4             CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

                                             5           SOLE VOTING POWER
         NUMBER OF
          SHARES                                         1,925,480 (1)
       BENEFICIALLY                          6           SHARED VOTING POWER
         OWNED BY
           EACH                                          -0- (1)
         REPORTING                           7           SOLE DISPOSITIVE POWER
          PERSON
           WITH                                          481,370 (2)
                                             8           SHARED DISPOSITIVE POWER

                                                         1,444,110 (2)


9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              481,370 (1)(3)

10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

              <checkbox> (3)

11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              13.7%

12            TYPE OF REPORTING PERSON*

              IN

CUSIP No. 482731 10 6                                13G

1             NAME OF REPORTING PERSON

              David J. Centner

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                       (a) <checkbox>
                                                                                       (b) <box>
3             SEC USE ONLY


4             CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

                                             5           SOLE VOTING POWER
         NUMBER OF
          SHARES                                         -0- (1)
       BENEFICIALLY                          6           SHARED VOTING POWER
         OWNED BY
           EACH                                          -0- (1)
         REPORTING                           7           SOLE DISPOSITIVE POWER
          PERSON
           WITH                                          481,370 (2)
                                             8           SHARED DISPOSITIVE POWER

                                                         1,444,110 (2)

9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              481,370 (1)(3)

10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

              <checkbox> (3)

11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              13.7%

12            TYPE OF REPORTING PERSON*

              IN

CUSIP No. 482731 10 6                                13G
1             NAME OF REPORTING PERSON

              Douglas E. Cleek

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                       (a) <checkbox>
                                                                                       (b) <box>
3             SEC USE ONLY


4             CITIZENSHIP OR PLACE OF ORGANIZATION

              United States


                                             5           SOLE VOTING POWER
         NUMBER OF
          SHARES                                         -0- (1)
       BENEFICIALLY                          6           SHARED VOTING POWER
         OWNED BY
           EACH                                          -0- (1)
         REPORTING                           7           SOLE DISPOSITIVE POWER
          PERSON
           WITH                                          481,370 (2)
                                             8           SHARED DISPOSITIVE POWER

                                                         1,444,110 (2)

9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              481,370 (1)(3)

10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

              <checkbox> (3)

11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              13.7%

12            TYPE OF REPORTING PERSON*

              IN

CUSIP No. 482731 10 6                                13G
1             NAME OF REPORTING PERSON

              Bradley K. Szollose

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                       (a) <checkbox>
                                                                                       (b) <box>
3             SEC USE ONLY


4             CITIZENSHIP OR PLACE OF ORGANIZATION


              United States


                                             5           SOLE VOTING POWER
         NUMBER OF
          SHARES                                         -0- (1)
       BENEFICIALLY                          6           SHARED VOTING POWER
         OWNED BY
           EACH                                          -0- (1)
         REPORTING                           7           SOLE DISPOSITIVE POWER
          PERSON
           WITH                                          481,370 (2)
                                             8           SHARED DISPOSITIVE POWER

                                                         1,444,110 (2)


9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              481,370 (1)(3)

10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

              <checkbox> (3)

11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              13.7%

12            TYPE OF REPORTING PERSON*

              IN

                                  SCHEDULE 13G

ITEM 1.

     (a) Name of Issuer

          K2 Design, Inc.

     (b) Address of Issuer's Principal Executive Offices

          55 Broad Street, 7th Floor
          New York, New York 10004


ITEM 2.

     (a) Name of Person Filing

          Each of Matthew G. de Ganon, David J. Centner, Douglas E. Cleek and Bradley K. Szollose, individually, and together as a group as a result of a Voting Agreement among them. (1)

     (b) Address of Principal Business Office or, if none, Residence

          55 Broad Street, 7th Floor
          New York, New York 10004

     (c) Citizenship

          United States

     (d) Title of Class of Securities

          Common Stock, par value $.01 per share

     (e) CUSIP Number

          482731 10 6


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (a) [  ]Broker or Dealer registered under Section 15 of the Act

     (b) [  ]Bank as defined in Section 3(a)(6) of the Act

     (c) [  ]Insurance Company as defined in Section 3(a)(19) of the Act

     (d) [   ]Investment  Company  registered under Section 8 of the Investment
Company Act

     (e) [ ]Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940

     (f)  [   ]Employee Benefit Plan, Pension Fund  which  is  subject  to  the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see <section>240.13d-1(b)(1)(ii)(F)

     (g)  [   ]Parent  Holding  Company,  in  accordance with <section>240.13d-
1(b)(ii)(G) (Note: See Item 7)

     (h) [  ]Group, in accordance with <section>240.13d-1(b)(1)(ii)(H)


ITEM 4.  OWNERSHIP

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a) Amount Beneficially Owned

          Messrs. Centner, de Ganon, Cleek and Szollose are each record and beneficial owners of 481,370 shares, or 1,925,480 shares in the aggregate, all of which are subject to a Voting Agreement.(1)(3)

     (b) Percent of Class

          Messrs. Centner, de Ganon, Cleek and Szollose are each record and beneficial owners of approximately 13.7% of the class, or approximately 55%
of the class in the aggregate.

     (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote

               As to Matthew de Ganon, 1,925,480 shares; as to Messrs. Centner, Cleek and Szollose,

	       0 shares.  (1)

          (ii) shared power to vote or to direct the vote

               -0- (1)

          (iii) sole power to dispose or to direct the disposition of

               481,370 shares as to each of Messrs. Centner, de Ganon, Cleek and Szollose. (2)

          (iv) shared power to dispose or to direct the disposition of

               1,444,110 (2)


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          N/A


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          David J. Centner, Matthew  G.  de Ganon, Douglas E. Cleek and Bradley
K. Szollose are filing this Schedule 13G both individually and as a group as a result of a Voting Agreement (attached hereto as Exhibit A), dated July 26,
1996.   Each  of  them  is  a director and executive officer of the issuer.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

          N/A

ITEM 10.  CERTIFICATION

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                                  FEBRUARY 5, 1997
						  -------------------------------
                                                       Date
                                                  /S/ MATTHEW G. DE GANON
						  -------------------------------
                                                       Signature

                                                  FEBRUARY     5,     1997
						  -------------------------------
                                                       Date
                                                    /S/   DAVID    J.   CENTNER
						  -------------------------------
                                                       Signature

                                                  FEBRUARY     5,     1997
						  -------------------------------
                                                       Date
                                                    /S/   DOUGLAS    E.   CLEEK
						  -------------------------------
                                                       Signature

                                                  FEBRUARY     5,     1997
						  -------------------------------
                                                       Date
                                                   /S/  BRADLEY   K.   SZOLLOSE
						  -------------------------------
                                                       Signature

                                      NOTES

(1) As a result of a 10-year voting agreement by and among Messrs. Centner, de Ganon, Cleek and Szollose, dated July 26, 1996 (the "Voting Agreement"), Mr. de Ganon has voting control over approximately 55% of the Company's outstanding shares, except that these shares are required to be voted in favor of the election as directors of Messrs. Centner, de Ganon, Cleek and Szollose. Messrs. Centner, de Ganon, Cleek and Szollose each beneficially own 481,370 shares. (See Article III of Exhibit A attached hereto).


(2) Article IV of the Voting Agreement attached hereto grants each party thereto a right of first refusal as to the sale of the others' shares.


(3) Messrs. Centner, de Ganon, Cleek and Szollose each disclaim beneficial ownership to shares of which they are not record owners.

                                                                      EXHIBIT A

                                VOTING AGREEMENT

     This Voting Agreement ("AGREEMENT") dated as of July 26, 1996, is entered into by and among each of David J. Centner, Matthew G. de Ganon, Douglas E. Cleek and Bradley K. Szollose (sometimes hereinafter referred to collectively as the "MEMBERS" or each individually as a "MEMBER").

                                   ARTICLE 1
                   EFFECTIVE DATE OF AGREEMENT; DEFINITIONS

     Section 1.1EFFECTIVE DATE OF AGREEMENT. This Agreement shall become effective upon the consummation of the initial public offering (the "OFFERING") of K2 Design, Inc., a Delaware Corporation (the "EFFECTIVE DATE").

     Section 1.2DEFINITIONS. For purposes of this Agreement, the following terms shall have the meanings set forth below:

          (a)  "ADDITIONAL TEN-YEAR TERM"  shall have the meaning set  forth in
Section 2.2 hereof.

          (b)  "COMPANY" shall mean K2 Design, Inc., a Delaware corporation.

          (c) "EFFECTIVE DATE" shall have the meaning set forth in Section 1.1 hereof.

          (d)  "INITIAL  TEN-YEAR  TERM"  shall  have the meaning set forth  in
Section 2.1 hereof.

          (e) "PERSONS ELIGIBLE TO BE VOTERS" shall mean any Member or party designated pursuant to Article VI.

          (f) "PURCHASE PRICE" shall mean the average closing ask price of the Shares as quoted on the principal market on which such Shares are traded, during the five (5) most recently completed trading days immediately preceding the Offering Member's delivery of written notice of offer to the Company and each of the other Members.

          (g) "SHARES" shall mean shares of the Company's common stock, par value $.01 per share, as now owned or hereafter acquired, plus all voting securities hereinafter acquired.

          (h) "SUBJECT SHARES" shall mean, with respect to any Member at any date, all Shares then owned by such Member, provided that this Agreement shall be in effect with respect to any Member at such date.

          (i) "MAJORITY" shall mean no less than a majority of the then existing Members who are signatories to this Agreement.

          (j) "VOTER" shall mean Matthew G. de Ganon, or, in the event of his death or resignation, an individual selected by a majority of the remaining Members, and any person who becomes a successor Voter pursuant to Article VI.

                                    ARTICLE 2
                                TERM OF AGREEMENT

     Section 2.1INITIAL TERM. The term of this Agreement shall begin on the Effective Date and terminate on the date ten years after the Effective Date (the "INITIAL TEN-YEAR TERM") unless extended for an Additional Ten-Year Term thereafter pursuant to Section 2.2 hereof.

     Section 2.2OPTIONAL TEN-YEAR EXTENSION. At the written election of a Majority made during the term of this Agreement may be extended for an additional ten-year period beginning on the date of expiration of the Initial Ten-Year Term and ending on the date ten years thereafter (the "ADDITIONAL TEN-YEAR TERM").

     Section   2.3EXPIRATION   OF  AGREEMENT.   Notwithstanding  the  foregoing
provisions of this Article II, this Agreement shall terminate upon any of the following events:

          (a)  The written consent of all of the Members; or

          (b)  The  dissolution  or  liquidation  of   the   Company,   or  any
     reorganization, merger, or sale of all or substantially all of the Company's assets.

          (c) If within ten (10) days after the resignation, death or disability of the Voter, no successor Voter has been chosen by a Majority in accordance with the terms of this Agreement.

                                    ARTICLE 3
                                VOTING PROVISIONS

     Section 3.1GRANT OF PROXY. Each Member hereby grants to the Voter an irrevocable proxy, pursuant to the provisions of Section 212 of the Delaware General Corporation Law, coupled with an interest, to vote such person's Subject Shares as the Voter shall determine in his sole discretion (subject only to the limitations set forth in Section 3.2 hereof) on all matters which may be presented at any meeting or require the consent of stockholders of the Company.

     Section 3.2VOTE AS TO CERTAIN DIRECTORS.   For  as  long as this Agreement
shall remain in effect:

          (a) the Voter shall vote all the Subject Shares for the election of each of David J. Centner, Matthew G. de Ganon, Douglas E. Cleek and Bradley K. Szollose as directors of the Company.

          (b) for purposes of clause (a) of this Section 3.2, any Shares held by a corporation, partnership, trust or other entity shall be treated as owned by the shareholders, partners or beneficiaries thereof on the basis of their percentage interest in the entity.

          (c) the Voter shall vote all the Subject Shares to limit the Board of Directors of the Company to a maximum of seven (7) directors.

                                    ARTICLE 4
                           TRANSFERS OF SUBJECT SHARES

     Section 4.1TRANSFERS OF SUBJECT SHARES GENERALLY. During the term of this Agreement, no Member hereto shall make any transfer of any Subject Shares, except in accordance with this Article IV.

     Section 4.2 OFFER TO THE REMAINING SHAREHOLDERS. If a Member desires to transfer all or any part of his Subject Shares ("OFFERING MEMBER") he shall serve written notice upon each of the other Members (the "FIRST NOTICE") of his intention to do so. The First Notice shall constitute an offer to sell to each of the other Members all of the Subject Shares owned by the Offering Members on the terms herein described for the Purchase Price. Such offer shall be accepted in whole or rejected by the Company and/or the other Members by notice to the offering Member (the "SECOND NOTICE") within sixty (60) days of receipt of the First Notice.

     Section 4.3 REQUIREMENT OF PURCHASE OF ALL SHARES OFFERED. If such offer of all of the Subject Shares is accepted by any of the Members, then the closing of the purchase and sale shall be effected as provided for in Section
4.5. If more than one Member shall accept an offer under this Section or otherwise under this Agreement, then each of the accepting Member shall be obligated to purchase that number of the Subject Shares equal to the total offered divided by the number of accepting Members. Otherwise, no Member shall be permitted to purchase less than all of the Offering Member's Subject Shares.

     Section 4.4 RIGHT TO OFFER SUBJECT SHARES TO NON-MEMBERS. If such offer to sell all of the Offering Member's Shares shall not have been accepted, then:

               (a) The offer shall be deemed to have been rejected and withdrawn.

               (b) All restrictions imposed by this Agreement upon the sale of Subject Shares shall be suspended for a period of three (3) months, commencing with the date of the mailing of the Second Notice, during which period the Offering Member may sell all or any part of his Subject Shares free and clear from all restrictions imposed by this Agreement on terms no more favorable to the Offering Member than if any of the other Members had purchased the Subject Shares pursuant to Sections 4.2 and 4.3, PROVIDED HOWEVER, that the other Members shall have the first option, exercisable in the manner, including the time period(s), provided in Sections 4.2 and 4.3 for offers of Subject Shares, to purchase all Subject Shares for which a contract for sale, predicated upon bona fide arms-length negotiations, has been entered into between the Offering Member and a third party purchaser (the "CONTRACT"), upon the same price and terms of payment and conditions contained in the Contract. The entrance into the Contract shall be deemed another offer by the Offering Member to each of the other Members. All consideration to be given by such third party purchaser in exchange for the Subject Shares must be cash and/or the execution and delivery of one or more promissory notes providing only for the payment of cash.

               (c) All sales pursuant to a Contract shall be made in accordance with applicable federal and state securities laws and the other Members can require the Offering Member to furnish to the other Members at the Offering Member's expense, an opinion of counsel, reasonably acceptable as to the form, substance and issuer thereof, that such sale is exempt from applicable federal and state securities registration requirements. All Shares sold pursuant to this Section 4.4 to a "bona fide third party" shall continue to be subject to the terms of this Agreement.

               (d) If, at the conclusion of such three (3) months of suspension, the Offering Member still owns any Subject Shares, all restrictions imposed by this Agreement on the sale of Subject Shares shall automatically once again become fully effective and applicable.

     In addition, in the event any Member agrees to sell any Subject Shares to a third party, any other Member shall have the option to include in such sale that number of Subject Shares equal to the product of (i) the total number of Subject Shares the Offering Member agreed to sell, and (ii) a fraction the numerator of which is the number of Subject shares then issued to the other Member and the denominator of which is the total number of Subject Shares outstanding. The Offering Member shall notify the other Members of the selling Member's agreement to sell Subject Shares to a third party and the terms thereof, and the other Members shall exercise their option to include any of their Shares in such sale, if at all, within the time periods and generally in accordance with the procedures set forth above concerning the other Members' right of first refusal; PROVIDED, HOWEVER, that if the other Members do not elect to include their Shares pursuant to a Second Notice, a subsequent contract between the Member and a third party shall not trigger any further tag-along rights accruing to the other Members pursuant to this paragraph as the other Members shall have relinquished their ability to include their Subject Shares in such sale by the Offering Member.

          4.5  CLOSING.   The  closing  of  any  purchase  and sale pursuant to
Section IV shall take place at 10:00 a.m. on a date which is not less than thirty (30) and not more than forty-five (45) days after the acceptance in whole of the offer by one or more remaining Members. Such purchase and sale shall be effected in the manner and upon the terms and conditions set forth in
Article V.

                                    ARTICLE 5
                   TRANSFERS OF STOCK; DEATH OF A STOCKHOLDER.

          5.1 NO REQUIRED PURCHASE AND SALE OF STOCK -- DEATH OR DISABILITY OF VOTER. In the event of the death or disability of the Voter, the other Members shall not be obligated to purchase, and the legal representatives of the Voter shall not be obligated to sell, any or all of the Shares owned by the Voter on the date of his death or disability. The Voter may transfer his Shares by bequest, which transfer shall be subject to the Member's right of first refusal. Such right of first refusal shall be noticed to and exercised by the Members within the time periods set forth in Sections 4.2 and 4.3, and if exercised by the Members, shall be for the Purchase Price.

     Section 5.2CONDITION ON CERTAIN TRANSFERS. Any proposed transfer by any Member hereto of any Subject Shares shall be conditioned on, and may not be effectuated without, such transferee executing and delivering to the Members an agreement pursuant to which the transferee agrees unconditionally to be bound by the terms of this Agreement.

                                    ARTICLE 6
                                    THE VOTER

     Section 6.1SUCCESSOR VOTERS. A Voter may at any time resign by delivery to each of the Members a written resignation, to take effect ten (10) days thereafter or upon the prior acceptance thereof by each of such Members. There shall be no more than one Voter hereunder at all times. Upon the resignation of a Voter, or upon the failure of a Voter to serve as Voter because of his death or incapacity or otherwise, a Majority may appoint a successor Voter. If the Majority should fail to do so, this Agreement shall be deemed to have been terminated. Any successor Voter shall have all rights granted to the Voter named herein and all references herein to the Voter shall include not only the Voter named herein, but also any successor Voter.

     Section 6.2VOTER MAY BE A COMPANY OFFICIAL. Nothing in this Agreement shall preclude a Voter from (i) serving as an officer or director of the Company, (ii) directly or indirectly receiving compensation, commissions or other income from the Company, and (iii) directly or indirectly contracting with the Company, or be or becoming pecuniarily interested in any matter or transaction to which the Company may directly or indirectly be concerned, all as fully and freely as though such Voter were not a Voter hereunder.

     Section 6.3COMPENSATION  OF  VOTER.   The  Voter  shall serve at all times
without compensation. All costs incurred with respect to this Agreement shall be borne equally among the Members.

                                    ARTICLE 7
                 LEGENDS ON SUBJECT SHARES; FILING OF AGREEMENT

     Section 7.1LEGEND ON SUBJECT SHARES. All certificates representing Subject Shares shall bear the following legend: THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A VOTING AGREEMENT ON FILE AT THE OFFICES OF THE COMPANY.

     Section  7.2FILING  OF  AGREEMENT.   Copies  of this Agreement and of each
amendment modification, supplement or addendum hereto shall be filed in the principal office of the Company.

                                    ARTICLE 8
                                  MISCELLANEOUS

     Section 8.1JOINT EFFORT AND REPRESENTATIONS. The Agreement evidences the effort of each of the Members and shall not be more constructively or harshly interpreted against any of the Members. Each of the Members (i) has been advised that he should seek independent legal and tax advice with regard to this Voting Agreement; and (ii) acknowledges that Sills Cummis Zuckerman Radin Tischman Epstein & Gross, P.A. ("Sills Cummis") has represented only the Company in connection with the preparation and execution of the Company Agreement.

     The Company and the Members understand and accept responsibility for the fact that they have substantial conflicting interests. They have been advised by Robert W. Burke, Esq. of Sills Cummis of their right to and need for independent counsel and with full knowledge and understanding, have declined to retain independent counsel. The parties have read and fully understand the terms, conditions and provisions of this Agreement. They acknowledge that all the terms, conditions and provisions of this Agreement have been negotiated by them without any influence whatsoever by any attorney associated with Sills Cummis. The parties acknowledge and understand that this Agreement is necessary to preserve harmony and continuity with respect to the management of the Company. As part of the consideration for Sills Cummis performing the legal work necessary to prepare this Agreement, the Company and the Members hereby jointly and severally agree to indemnify Sills Cummis, and all its members, shareholders, directors and employees who are such on the date of this Agreement, or any time thereafter for, and hold such firm, its members, shareholders, directors and employees harmless from, any claims made by (and expenses incurred in defending against such claims) any of the parties or any of their heirs, assignees, administrators, legal or personal representatives, executors or successors based upon such firm's involvement in the transactions which are the subject of this Agreement. This agreement to "hold harmless" shall be binding upon the Company and the Members and their heirs, executors, administrators, successors and assignees, and shall inure to the benefit of all members, shareholders, directors and employees of Sills Cummis who are such on the date of this Agreement, or any time thereafter, and all such members; shareholders', directors' and employees' heirs, executors, administrators, successors and assignees. Each of the Members and the Company understand that in any dispute among the Members or any Member and the Company, Sills Cummis would not represent them.

     Section 8.2NOTICE PROVISIONS. (a) All notices or communications required to be given by any person pursuant to this Agreement shall be effected in writing either by personal delivery or by registered or certified mail, postage prepaid with return receipt requested, (i) if to a Member hereto, to that Member's respective address as shown on the attached Exhibit A, or (ii) if to the Voter, at the Company, The New York Information and Technology Center, 55 Broad Street, New York, New York. Notices delivered personally shall be deemed effective for all purposes of this Agreement as of the date of actual receipt, mailed notices shall be deemed effective for all purposes of this Agreement as of the date five (5) calendar days after the date of mailing.

          (b) Any person may designate a different address to which notices or other communications must thereafter be addressed by giving written notice of the different address to the Voter, in the case of a Member hereto, and (ii) to each of the Members hereto, in the case of the Voter.

     Section 8.3AMENDMENT OF  AGREEMENT.   The provisions of this Agreement may
be amended only by written consent of all of the Members.

     Section  8.4ENFORCEABILITY  OF  AGREEMENT.   (a) The  provisions  of  this
Agreement shall be specifically enforceable in any court with appropriate jurisdiction.

          (b) Any Member that wilfully breaches any provision of this Agreement shall, in addition to other penalties, damages or liabilities, be responsible for and shall pay to each other party hereto an amount equal to reasonable attorneys' fees actually incurred by such other party in his or her respective efforts to enforce the terms of this Agreement.

     Section 8.5INTERPRETATION OF AGREEMENT. This Agreement shall be construed in its entirety, with no emphasis or meaning being given to the headings or captions utilized in this Agreement or the placement of the various provisions.

     Section 8.6ENTIRE AGREEMENT. This Agreement supersedes any and all other agreements, either oral or in writing, between the parties with respect to the subject matter of this Agreement.

     Section 8.7SEVERABILITY OF PROVISIONS. Each provision of this Agreement is intended to be severable. If any term or provision is declared to be illegal or invalid for any reason, such illegality or invalidity shall not affect the validity of enforceability of any other provision of this Agreement.

     Section  8.8GOVERNING  LAW.   This  Agreement  shall  be  governed  by and
construed in accordance with the laws of the State of Delaware.

     Section 8.9EXECUTION IN COUNTERPARTS. This Agreement and any amendments hereto may be executed in any number of counterparts with the same effect as if all of the parties had signed the same document.



/S/ MATTHEW G. DE GANON            /S/ DAVID J. CENTNER
-------------------------	   ---------------------------
Matthew G. de Ganon,               David J. Centner
in his individual
capacity and as the Voter




/S/ DOUGLAS E. CLEEK               /S/ BRADLEY K. SZOLLOSE
------------------------	   ---------------------------
Douglas E. Cleek                   Bradley K. Szollose



As to Section 8.1 only:

K2 DESIGN, INC., a Delaware corporation




By:  /S/ MATTHEW G. DE GANON
----------------------------
Its: PRESIDENT
    ------------------------

                                                                      EXHIBIT B

                              MEMBERS OF THE GROUP

GROUP MEMBER        COMPANY TITLES

David J. Centner    Chairman of the Board
                    Chief Executive Officer
                    Chief Financial Officer
                    Director




Matthew G. de Ganon Vice Chairman
                    President
                    Chief Operating Officer
                    Director




Douglas E. Cleek    Executive Vice President -- Chief Creative Officer
                    Director




Bradley K. Szollose Executive Vice President -- Marketing
                    Treasurer
                    Secretary
                    Director

                                                                      EXHIBIT C


     The undersigned persons, on February 5, 1997, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of K2 Design, Inc. at December 31, 1996.


     FEBRUARY 5, 1997                        FEBRUARY 5, 1997
-----------------------------		-----------------------------
     Date                                    Date


     /S/ MATTHEW G. DE GANON                 /S/ DAVID J. CENTNER
------------------------------		-----------------------------
     Matthew G. de Ganon                     David J. Centner



     FEBRUARY 5, 1997                        FEBRUARY 5, 1997
------------------------------		-----------------------------
     Date                                    Date


     /S/ DOUGLAS E. CLEEK                    /S/ BRADLEY K. SZOLLOSE
------------------------------		-----------------------------
     Douglas E. Cleek                        Bradley K. Szollose